SEC No. 70-6903



                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549



                             CERTIFICATE PURSUANT TO

                                     RULE 24

                             OF FINAL COMPLETION OF

                                  TRANSACTIONS



                      JERSEY CENTRAL POWER & LIGHT COMPANY


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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


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         In The Matter of                   :
                                            :  Certificate
Jersey Central Power & Light Company        :  Pursuant to
                                            :  Rule 24 of
         File No. 70-6903                   :  Final Completion
                                            :  of Transactions
(Public Utility Holding Company Act of 1935):
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To The Members of the Securities and Exchange Commission:

         The undersigned, Jersey Central Power & Light Company ("JCP&L"), does hereby certify pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, that the transactions proposed in the Application (as amended) filed in SEC File No. 70-6903 have been carried out in accordance with the terms and conditions of, and for the purposes requested in, said Application, and pursuant to the Commission's Order, dated November 16, 1983, and as amended by Supplemental Orders dated November 19, 1984, July 30, 1985, June 27, 1986, January 17, 1990, October 24, 1994 and
November 19, 1999 with respect to said Application, certifies as follows:

         At September 30, 2002, JCP&L acquired obligations of its customers in accordance with its approved Home Energy Loan Program, Solar Water Heating Conversion Program and Electric Heat Conversion Program (the "Loan Program") in the total aggregate amounts as follows:


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Obligations at June 30, 2002                          $ 8,419,180.44
as previously reported

Obligations acquired during the period
June 30, 2002 through September 30, 2002                    -0-
                                                      --------------

Total as at September 30, 2002                        $ 8,419,180.44


         As of September 30, 2002, the amount of loans outstanding under the Loan Program was approximately $137,900 ("Outstanding Balance"). JCP&L will no longer issue any new loans under the Loan Program. Therefore, JCP&L files this Certificate of Final Completion to notify the Commission that the Loan Program has been substantially completed. JCP&L expects that the Outstanding Balance will either be collected or written off by December 31, 2005.


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      PURSUANT TO THE REQUIREMENTS  OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF
1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                           JERSEY CENTRAL POWER & LIGHT COMPANY


                              By /s/ Randy Scilla
                                ------------------
                                Randy Scilla
                                Assistant Treasurer


Dated: October 9, 2002